First Amendment FIRST AMENDMENT TO THE CROSS LICENSE AGREEMENT This FIRST AMENDMENT TO THE CROSS LICENSE AGREEMENT (the “Amendment”) has been entered into as of June 8, 2022 (the “Effective Date”) by and between SunPower Corporation (“SPWR”), a Delaware corporation, and Maxeon Solar Pte. Ltd. (“MSPL”), a Singapore corporation and a wholly-owned subsidiary of Maxeon Solar Technologies, Ltd. (“SpinCo”), a Singapore corporation. SPWR and MSPL may also be referred to individually as a “Party” or collectively as “Parties.” WHEREAS, SPWR and MSPL entered into that certain Cross License Agreement (the “Agreement”) as of August 26, 2020, and now desire to amend the Agreement. In consideration of the representations, warranties, covenants and agreements contained in this Amendment and the Agreement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows: 1. AMENDMENTS 1.1 Section 3.1 (License Grant) is amended and restated as follows (with deleted text shown in strikethrough and inserted text shown in underline): License Grant. MSPL and its Affiliates hereby grant and agree to grant to SPWR and SPWR Affiliates a perpetual, non‐exclusive, irrevocable, non-transferable (subject to Section 7.3) and non‐sublicensable license under the Licensed SpinCo IP and the Exclusively Licensed SPWR Patents (including to the extent such patents are subsequently assigned from SPWR to MSPL or MSPL’s designated Affiliate) to use, copy, modify, distribute, perform, display, create derivatives of, make, have made, import, supply, offer for sale and/or sell any software, hardware, technology, processes and/or other products solely for the following limited purposes: (a) manufacturing, offering to sell and selling any Licensed Products within the Territory; (b) research and development; and (c) commencing after termination or expiration of the Supply Agreement, offering to sell and selling, outside of the Territory, Shingled Panels manufactured at SPMOR. For clarity, the license granted pursuant to this Section 3.1 (i) also includes all rights required for SPWR and its Affiliates to make, have made, use, import, export, purchase or otherwise acquire solar cells for use at SPMOR to make Shingled Panels, and (ii) does not include a license for SPWR to manufacture or have made Licensed Products outside the Territory, and (iii) does not authorize or license any activities of any third party. 2. MISCELLANEOUS 2.1 All other terms and conditions of the Agreement shall apply to this Amendment. 2.2 Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement. [Signature page follows]

Signature Page to the First Amendment to the Cross License Agreement The Parties hereby execute this Amendment as of the Effective Date. SunPower Corporation Maxeon Solar Pte. Ltd. By: By: Name: Manavendra S. Sial Name: Title: Executive Vice President and Chief Financial Officer Title:

Signature Page to the First Amendment to the Cross License Agreement The Parties hereby execute this Amendment as of the Effective Date. SunPower Corporation Maxeon Solar Pte. Ltd. By: By: Name: Manavendra S. Sial Name: Title: Executive Vice President and Chief Financial Officer Title: KAI STROHBECKE Chief Financial Officer